Exhibit 99.1

ICON Announces Results of Annual General Meeting

Dublin, Ireland, July 31, 2026 – ICON plc (NASDAQ: ICLR), a world-leading clinical research organization, today announced that all resolutions at the Annual General Meeting of the company (AGM) held on July 31, 2026 were duly passed by shareholders. These resolutions were set out in the Notice of the AGM sent to shareholders dated June 26, 2026 and are available on the ICON plc website.

The final results of the voting are as follows:

RESOLUTION NUMBER	RESOLUTION	TOTAL NUMBER OF VOTES	VOTE FOR	VOTE AGAINST	VOTE WITHHELD

1.1	To re-elect Mr. Ciaran Murray	68,388,626	66,199,869	2,103,468	85,289
1.2	To elect Mr. Barry Balfe	68,388,626	68,109,408	193,184	86,034
1.3	To re-elect Mr. Rónán Murphy	68,388,626	67,790,940	508,110	89,576
1.4	To re-elect Dr. John Climax	68,388,626	66,328,049	1,971,237	89,340
1.5	To re-elect Ms. Julie O’Neill	68,388,626	67,754,504	547,823	86,299
1.6	To re-elect Mr. Eugene McCague	68,388,626	67,346,798	952,212	89,616
1.7	To re-elect Dr. Linda Grais	68,388,626	66,748,905	1,553,330	86,391
1.8	To re-elect Ms. Anne Whitaker	68,388,626	68,027,624	274,579	86,423
1.9	To elect Mr. Kevin Egan	68,388,626	67,829,686	471,018	87,922
1.10	To elect Mr. Jeff Elliott	68,388,626	67,839,921	461,026	87,679
2	To review the Company’s affairs and consider the Accounts and Reports	68,388,626	68,354,960	22,868	10,798
3	To authorise the fixing of the Auditors' Remuneration	68,388,626	67,810,374	570,945	7,307
4	To authorise the Company to allot shares	68,388,626	66,805,455	1,577,886	5,285
5**	To disapply the statutory pre-emption rights	68,388,626	65,052,290	3,328,252	8,084
6**	To disapply the statutory pre-emption rights for funding capital investment or acquisitions	68,388,626	64,417,316	3,962,733	8,577
7	To authorise the Company and any subsidiary of the Company to make overseas market purchases of shares	68,388,626	68,276,018	40,509	72,099
8**	To authorise the price range at which the Company can reissue shares that it holds as treasury shares	68,388,626	68,167,370	145,548	75,708

** Special Resolution. All resolutions are ordinary resolutions unless otherwise stated.

About ICON plc

ICON plc is a world-leading clinical research organization. Offering deep operational and medical expertise we accelerate innovation, driving emerging therapies forward to improve patient outcomes. From molecule to medicine, we deliver integrated consulting, clinical development, commercialization and post-marketing solutions to pharmaceutical, biotechnology, medical device, government and public health organizations worldwide. With headquarters in Dublin, Ireland, ICON employed approximately 40,200 employees in 99 locations in 55 countries as at June 30, 2026. For further information about ICON, visit: www.iconplc.com.

Statements included herein which are not historical facts are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the following: contracted revenue; the repayment of indebtedness; the company's expectations regarding business momentum, market opportunity, demand trends, growth, and commercial performance; and the company's expectations with respect to its long-term value creation and competitive positioning. You can identify many forward-looking statements by words such as “aims,” “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “focused,” “guidance,” “intends,” “look,” “may,” “opportunities,” “plans,” “positions,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. The forward looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, our results could be materially adversely affected. The risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the impact of market conditions on demand for the company's services, risks related to the company's ability to execute on its commercial strategy and maintain relationships with large pharmaceutical customers, and risks relating to the company's strategic partnerships, the dependence on certain key executives, changes in the regulatory environment, exchange rate fluctuations, inflation and rising labor costs. Please also refer to the section entitled "Risk Factors" of our Annual Report on Form 20-F for the year ended December 31, 2025 for a discussion of some of the principal risks that could adversely affect our business, operations and financial results. The company’s forward-looking statements speak only as of the date of this document or as of the date they are made, and the company undertakes no obligation to update its forward-looking statements.

Source: ICON plc
Contact: Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F